[FRANKLIN TEMPLETON LETTERHEAD]

April 19, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:              Ms. Sumeera Younis

Re:	Franklin Templeton ETF Trust ("Registrant") File Nos. 333-208873; 811-23124
Dear Ms. Younis:
On behalf of the Registrant, submitted herewith via the EDGAR system are the Registrant's responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you provided via telephone to J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP with regard to Post-Effective Amendment Nos. 11/15 to the Registrant's Registration Statement on Form N-1A (the "Amendment"), which was filed with the Commission on January 27, 2017 under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act").  The Amendment was filed in order to register the shares of three new series of the Registrant, Franklin LibertyQ U.S. Equity ETF, Franklin LibertyQ U.S. Mid Cap Equity ETF and Franklin LibertyQ U.S. Small Cap Equity ETF (each a "Fund" and, collectively, the "Funds"), under the 1933 Act, and to register each Fund under the 1940 Act.  Each comment from the Staff is summarized below, followed by the Registrant's response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.
Prospectus – Fund Summaries
Franklin LibertyQ U.S. Equity ETF
1.
Comment: The Fund has an investment goal to seek to provide investment results that "closely correspond," before fees and expenses, to the performance of its Underlying Index.  Please consider replacing "closely correspond" with "correlate to" or "track." We believe that "correlate to" or "track" more clearly conveys that the Fund seeks to match the performance of the Underlying Index.  Please also confirm the terminology used is consistent throughout the Registration Statement.

Response: The Registrant respectfully declines to modify the disclosure. The investment goal as written is consistent with the terms of the Registrant's exemptive application filed with the Commission on April 11, 2016 (Accession No. 0001137439-

Ms. Sumeera Younis
U.S. Securities and Exchange Commission
April 19, 2017

16-000426) to permit the Funds to operate as index-based exchange-traded funds, which states "[t]he investment objective of each Fund will be to provide investment results that closely correspond, before fees and expenses, to the performance of its Underlying Index."  The Commission granted the requested relief (see Investment Company Act Rel. Nos. 32105 (May 5, 2016) (notice) and 32133 (May 31, 2016) (order)).
2.
Comment: Prior to going effective, please file on EDGAR a correspondence that includes the completed Annual Fund Operating Expenses table, its accompanying footnote addressing the fee waiver and expense reimbursement agreement and the Expense Example.  In addition, please confirm the fee waiver and expense reimbursement agreement will be in effect for at least one year from the effective date of the Fund's Registration Statement.

Response: The Registrant has included the completed Annual Fund Operating Expenses table, its accompanying footnote addressing the fee waiver and expense reimbursement agreement and the Expense Example in Appendix A.  In addition, the Registrant confirms that the fee waiver and expense reimbursement agreement for each Fund will be in effect for at least one year from the effective date of the Registration Statement.
3.	Comment: Supplementally disclose whether Franklin Templeton will have any involvement in the ongoing maintenance of the Fund's Underlying Index.
Response: In developing each Underlying Index, Franklin Templeton provided FTSE Russell (Russell) with information about the multi-factor selection process and other elements of the methodology so that Russell could develop index rules that reflected that information.  Pursuant to the terms of the index license agreement between Franklin Templeton Companies, LLC and Russell, the methodology of an Underlying Index may be changed upon the mutual consent of Franklin Templeton Companies, LLC and Russell by a signed written amendment to the agreement.  Franklin Templeton Companies, LLC does not have the ability to unilaterally make changes to the methodology of an Underlying Index.  Any change in the methodology that would materially impact the principal investment strategies and/or risks of the Fund would be included in a 485(a) filing, as appropriate.
4.
Comment: Supplementally explain why the Registrant believes the Russell 1000® Index is an appropriate large cap index to base the U.S. Large Cap Underlying Index on.  In addition, please include the index market capitalization ranges in future 485(a) filings.

Response: The Russell 1000® Index is commonly used as a measure of the performance of large capitalization stocks in the United States.  Russell defines the Russell 1000® Index as follows:  "Russell 1000® Index measures the performance of the large cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index

Ms. Sumeera Younis
U.S. Securities and Exchange Commission
April 19, 2017

and includes approximately 1000 of the largest securities based on a combination of their market cap and current index membership."  Accordingly, the reference to "large cap" in the name of the Underlying Index is appropriate and consistent with the Russell 1000® Index and with common usage of the term "large cap" in the fund industry.  In addition, to the extent available, the Registrant will include the index market capitalization ranges in future 485(a) filings.
5.	Comment: Supplementally explain the constraints in the construction of the Fund's Underlying Index that limit the turnover of constituent securities at each semi-annual reconstitution.
Response: To limit turnover of constituent securities and to enhance stability of the Fund's Underlying Index at each semi-annual reconstitution, security selection and turnover buffers are equally applied.  The security selection buffer is designed to prioritize securities of the parent index that have the highest ranking (i.e., under the Underlying Index's methodology), while also favoring existing constituent securities of the Underlying Index at a certain step of the Index's construction.  In addition, the turnover buffer is designed to constrain the changes to a security's weighting at each semi-annual reconstitution.
6.
Comment: In the "Principal Investment Strategies" section, the disclosure states the Fund will be concentrated to the same extent as the Underlying Index.  Please disclose in what industry or group of industries the Underlying Index is concentrated as of the date of the Registration Statement and the accompanying risks.

Response: To the extent an Underlying Index is concentrated in a particular industry or group of industries prior to the effective date of a Fund's Registration Statement, the Fund will specify the industry or group of industries in which it expects to be concentrated and the accompanying risks.  As of the date of this response letter, however, none of the Underlying Indexes are concentrated in an industry or group or industries.
7.	Comment: Revise the performance disclosure to include the narrative required by Item 4(b)(2)(i), Instruction 1(b) of Form N-1A.
Response: The Registrant believes the narrative explanation required by Item 4(b)(2)(i) has been modified appropriately and respectfully declines to make additional revisions to the disclosure.  The Registrant believes the modified disclosure suggested in Instruction 1(b) (Bar Chart) to Item 4(b)(2)(i) would only be appropriate to the extent a Fund had one calendar year of performance and, accordingly, included a bar chart (i.e., which would not show changes in the Fund's performance from year to year, since only one calendar year had been completed) and a performance table (i.e., which would give some indication of the risks of an investment in the Fund by comparing the Fund's performance with a broad measure of market performance, even with only one calendar

Ms. Sumeera Younis
U.S. Securities and Exchange Commission
April 19, 2017

year of performance).  Since each Fund has not commenced operations and will not include a bar chart and performance table, the Registrant believes it would be confusing to investors to include the modified disclosure suggested in Instruction 1(b) (Bar Chart) to Item 4(b)(2)(i) of Form N-1A.
8.	Comment: Supplementally confirm that Advisers or other related companies (and not the Fund) will bear the costs of any payments to intermediaries for the sale of Fund shares and related services.
Response: The Registrant confirms that Advisers or other related companies, and not the Funds, will bear the costs of any payments to intermediaries for the sale of Fund shares and related services.
Franklin LibertyQ U.S. Mid Cap Equity ETF and Franklin LibertyQ U.S. Small Cap Equity ETF
9.
Comment: Please review all comments provided for the Franklin LibertyQ U.S. Equity ETF and note their applicability to the Franklin LibertyQ U.S. Mid Cap Equity ETF and Franklin LibertyQ U.S. Small Cap Equity ETF.  Please revise the Franklin LibertyQ U.S. Mid Cap Equity ETF's and Franklin LibertyQ U.S. Small Cap Equity ETF's disclosure accordingly.

Response: Please see the responses provided to comments 1-3 and 5-8 above.
SAI – Officers and Trustees
All Funds
10.
Comment: Please confirm the table that provides the total fees paid to independent board members by the Trust and by other funds in Franklin Templeton Investments will be updated to incorporate information for the March 31, 2017 fiscal year.

Response: The Registrant's March 31, 2017 fiscal year will be completed prior to the Funds' 485(b) filing.  Accordingly, all fiscal year information will be updated, as applicable, in such filing.
If you have any further questions or require further clarification of any response, please contact J. Stephen Feinour, Jr., Esq. by telephone at (215) 564-8521 or, in his absence, Brian M. Crowell, Esq. at (215) 564-8082.

Ms. Sumeera Younis
U.S. Securities and Exchange Commission
April 19, 2017

Regards,

/s/ Navid Tofigh
Navid Tofigh
Vice President and Secretary
Franklin Templeton ETF Trust

Appendix A
Franklin LibertyQ U.S. Equity ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.25%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.18%
Total annual Fund operating expenses	0.43%
Fee waiver and/or expense reimbursement[2]	(0.18%)
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.25%
1. Other expenses are based on estimated amounts for the current fiscal year.
2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (excluding acquired fund fees and expenses and certain non-routine expenses) for the Fund do not exceed 0.25% until April 20, 2018. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund's operating expenses due to the fee waivers and/or expense reimbursements by management as described above for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$26	$120

Franklin LibertyQ U.S. Mid Cap Equity ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.30%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.18%
Total annual Fund operating expenses	0.48%
Fee waiver and/or expense reimbursement[2]	(0.18%)
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.30%
1. Other expenses are based on estimated amounts for the current fiscal year.
2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (excluding acquired fund fees and expenses and certain non-routine expenses) for the Fund do not exceed 0.30% until April 20, 2018. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund's operating expenses due to the fee waivers and/or expense reimbursements by management as described above for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$31	$136

Franklin LibertyQ U.S. Small Cap Equity ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.35%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.18%
Total annual Fund operating expenses	0.53%
Fee waiver and/or expense reimbursement[2]	(0.18%)
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.35%
1. Other expenses are based on estimated amounts for the current fiscal year.
2. The investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (excluding acquired fund fees and expenses and certain non-routine expenses) for the Fund do not exceed 0.35% until April 20, 2018. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund's operating expenses due to the fee waivers and/or expense reimbursements by management as described above for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$36	$152